Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-252359) and related Prospectus of Tricida, Inc. for the registration of common stock, preferred stock, debt securities, warrants, units, rights to purchase common stock, preferred stock, debt securities or units, and to the incorporation by reference therein of our reports dated February 26, 2021, with respect to the financial statements of Tricida, Inc., and the effectiveness of internal control over financial reporting of Tricida, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
March 17, 2021